EXHIBIT 11.     STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

City National Bancshares Corporation

Computation of Earnings Per Common Share on a
Basic &  Diluted Basis

In thousands, except per share data
                                          Six Months Ended   Three Months Ended
                                             June 30,             June 30,

                                             1998     1997      1998     1997

Net income (loss)                            $198     $505      ($68)    $252

Dividends paid on preferred stock              82       44        -        -

Net income (loss) applicable to basic
 common shares                                116      461       (68)     252

Interest expense on convertible
  subordinated debentures, net of
  income tax                                    6        6         -        3


Net income (loss) applicable to diluted
  shares                                     $122     $467      ($68)    $255

Number of average common shares:
Basic                                     114,141  114,141    114,141  114,141

Diluted:
  Average common shares outstanding       114,141  114,141    114,141  114,141
  Average convertible subordinated
    debentures convertible to common
    shares                                 13,850   13,850     -        13,850
                                          127,991  127,991    114,141  127,991

Net income (loss) per common  share

  Basic                                     $1.01    $4.04     ($0.60)  $2.21
  Diluted                                    0.93     3.65      (0.60)   1.99